EXHIBIT 5.5

STRICTLY CONFIDENTIAL

December 21, 2007

LKA INTERNATIONAL, INC.
3724 47th St Ct. N.W.
Gig Harbor, WA 98335
USA

Attention: Mr. Kye Abraham, President

RE: Amended and Restated Letter Agreement -- Golden Wonder Project, Colorado

Dear Kye:

LKA International Inc. ("LKA") has advised Richmont Mines Inc. ("Richmont") that, to its knowledge and as reflected in the title materials previously provided to Richmont, it is the beneficial and registered owner of all (100%) of the right, title and interest in and to 28 lode mining claims (the "Claims") located in Hinsdale County, State of Colorado, USA. The Claims, which are collectively known as the Golden Wonder Mine Property, are more particularly described in Schedule "A" hereto. LKA also owns or controls certain related rights of access, permits and other rights appurtenant to or related to the Claims, including those more particularly described on Schedule "A" ("Related Rights"). The Claims and the Related Rights, including an underground mine (the "Mine") together with any other real property rights which are now owned or hereafter acquired by either Party (as defined below) within the Area of Interest described in section 8.5 (collectively, the "Property"), shall be subject to this amended and restated letter agreement (the "Letter Agreement"). This Letter Agreement amends and restates the original letter agreement dated November 5, 2007 between LKA and Richmont (the "Original Letter Agreement").

Based on the foregoing, subject to the terms and conditions set forth hereinafter, Richmont hereby offers (the "Offer") to LKA to acquire a sole and exclusive option (the "Option") to acquire a fifty percent (50%) undivided right, title and interest in and to the Property (the "50% Interest") in consideration of the funding and performance by Richmont of exploration and development works at the Property and on such portions of the Mine or the Property and within the Area of Interest as contemplated hereby or as may be agreed upon by the Parties.

This Letter Agreement, as well as the execution of a formal and more detailed option and joint venture agreement (the "OJV Agreement") and the completion of all other transactions contemplated herein, are hereinafter collectively referred to as the "Transaction". The Offer is made and the Transaction shall be completed, in accordance with the provisions and subject to the terms and conditions set forth in this Letter Agreement. Richmont and LKA are sometimes hereinafter collectively referred to as the "Parties" and, individually, a "Party".

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Richmont believes this proposed Transaction will extend the current mining operations within the Property and improve the financial returns thereof. No investment will be required from LKA and no dilution will be imposed on LKA except as provided herein.

1.

ACCEPTANCE OF OFFER

1.1

LKA may accept the Offer by executing and delivering this Letter Agreement. Upon such execution and delivery, LKA will have irrevocably granted the Option to Richmont.

1.2

In consideration for LKA granting the Option, Richmont will pay to LKA the sum of $300,000 (the "Option Fee"). The first portion of the Option Fee in the amount of $150,000 was paid by Richmont on November 12, 2007, and receipt thereof is acknowledged by LKA. The second portion of the Option Fee in the amount of $150,000 shall be payable by Richmont on or before December 27, 2007. Within five days of payment by Richmont of the Option Fee, the Parties will execute and deliver, and LKA will arrange to record a memorandum of this Letter Agreement on title to the Property

2.

INITIAL COMMITMENT PERIOD AND NEGOTIATION OF THE OJV AGREEMENT

2.1

Upon Richmont determining that it is reasonably likely to proceed with the Second Commitment (as defined below) and providing written notice thereof to LKA, the Parties shall cooperate diligently to negotiate in good faith and conclude the OJV Agreement and the Subscription Agreement (as defined below) in a timely fashion. The OJV Agreement and Subscription Agreement will incorporate all of the terms of this Letter Agreement and such additional terms as are customary in the mining industry or as are customary for share subscription agreements, as applicable.

2.2

The OJV Agreement and Subscription Agreement shall be executed by the Parties on the date (the "Post-Exploration Signing Date") agreed to by the Parties that is no later than September 1, 2008 or such later date as may be reasonably required to negotiate and settle the OJV Agreement and Subscription Agreement.

2.3

During the period between the execution and delivery of the Original Letter Agreement by LKA and the Post-Exploration Signing Date (the "Initial Commitment Period"), LKA hereby irrevocably and unconditionally undertakes to refrain from:

(a)

Entering into any agreement, arrangement or proposal of any nature whatsoever which might entail a material liability, of any nature whatsoever, attaching to the Property;

(b)

Conducting all operations on the Property and at the Mine other than in the usual and ordinary course of business; and

(c)

LKA shall not, directly or indirectly:

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(i)

enter into or continue, facilitate, entertain, offer, accept or encourage, any approach from, or discussions or negotiations with, any third party relating to (A) the acquisition by or grant to, or proposed acquisition by or grant to, that third party, or another third party, of any right, title or interest in or to the Property or the Mine or (B) any other transaction having similar effect to the Transaction;

(ii)

enter into any agreement or arrangement (whether formal or informal, written or unwritten) with any third party (A) under which that third party, or another third party, would acquire or may be granted any right, title or interest in or to the Property or the Mine or (B) providing for any other transaction having similar effect to the Transaction; or

(iii)

make available any information to a third party relating to the Property or the Mine in connection with (A) a proposal or possible proposal for or by that third party, or another third party, to acquire or be granted any right, title or interest in or to the Property or the Mine or (B) any other proposed or possible transaction having similar effect to the Transaction.

3.

PRINCIPAL ECONOMIC TERMS

3.1

In order to maintain the Option and its rights under the OJV Agreement, Richmont must purchase, on the Post-Exploration Signing Date, LKA common shares (the "Subscription Shares") having a total acquisition cost to Richmont of US$1,500,000.

(a)

The Subscription Shares will be acquired pursuant to a subscription agreement to be entered into between the Parties on the Post-Exploration Signing Date (the "Subscription Agreement").

(b)

The Subscription Shares will be issued to Richmont at a price per share to be determined by the Parties prior to the Post-Exploration Signing Date, provided that in no case shall the number of Subscription Shares exceed 9.9% of the number of issued and outstanding LKA common shares.

(c)

The proceeds from the Subscription Shares will be used by LKA to offset the costs incurred by it for permitting and legal expenses relating to the Mine and general corporate overhead.

(d)

The Subscription Shares will be issued pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act"), will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and may be resold pursuant to registration under the Securities Act or an applicable exemption from such registration requirements.

(e)

The Subscription Agreement will contain customary terms and conditions, including as to:

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(i)

representations and warranties regarding (A) the issuance of the Subscription Shares, including as to their due and proper issuance in compliance with all applicable laws, (B) the facts necessary to support any registration exemption LKA is relying on and (C) LKA's compliance with and good standing under all applicable laws;

(ii)

"piggy-back" registration rights in the event LKA proposes any public offering of its securities;

(iii)

pre-emptive rights in favour of Richmont to subscribe for its pro rata share of any future LKA stock issuances; and

(iv)

LKA's covenant to take all necessary actions to facilitate Richmont's sale of the Subscription Shares in accordance with applicable United States securities laws, including by complying at all times with all reporting, disclosure and filing obligations under such laws.

3.2

In order to maintain the Option and its rights under the OJV Agreement, Richmont must pay:

(a)

the "commission" to be paid to IBK Capital (the "Finders Fee") when and to the extent payable to IBK pursuant to the agreement between LKA and IBK dated November 3, 2006 (as extended pursuant to a letter agreement between LKA and IBK dated November 29, 2007, the "LKA-IBK Agreement"), as per the payment schedule detailed in section 1 of the LKA-IBK Agreement or upon such other terms as may be mutually agreed between Richmont and IBK (and LKA agrees that Richmont may renegotiate the Finders Fee and the payment schedule thereof with IBK provided that no fees shall be payable to IBK by LKA in connection to this Letter Agreement); and

(b)

the final settlement amount of $250,000 (the "Au Settlement Amount") to be paid by LKA to Au Mining, Inc. ("Au") as and when stipulated in the final settlement agreement and release (the "Settlement Agreement") entered into on August 24, 2007 between LKA and Au, and all interest thereon. Notwithstanding the foregoing, Richmont shall have the right to prepay the Au Settlement Amount and all interest then accrued thereon to LKA on or before January 15, 2008. In the event Richmont exercises such right, LKA shall become solely responsible for the payment to Au of all interest accruing under the Settlement Agreement following the date of such prepayment by Richmont, and LKA shall remit to Au on or before August 24, 2008 all amounts so prepaid by Richmont.

3.3

In order to maintain the Option and its rights under the OJV Agreement, Richmont must make the expenditures (the "Option Commitment") during the periods (the "Commitment Periods") in each case referred to in sections 3.4, 3.5, 3.6 and 3.8. The following types of expenditures ("Option Expenditures") will be included in calculating Richmont's funding of the Option Commitment:

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(a)

all expenditures required to implement the Mine Plan contemplated in section 7.4, including all investments in equipment, buildings and infrastructure on or for the benefit of the Property;

(b)

Richmont's documented out-of-pocket expenses, including all fees and disbursements of Richmont's legal and other advisers, in conducting its due diligence review of the Property and the Mine ("Due Diligence Expenses"), including all Due Diligence Expenses incurred from November 1, 2007 to the date of this Letter Agreement which amounts to approximately $350,000;

(c)

the Finders Fee;

(d)

exploration and development costs contemplated in section 6.1;

(e)

expenditures incurred in connection with any event of force majeure as contemplated in section 8.4(c);

(f)

50% of the amounts paid by Richmont pursuant to section 3.1 to acquire common shares of LKA;

(g)

the Option Fee;

(h)

the Au Settlement Amount, all interest thereon and all other amounts paid by Richmont relating to the Settlement Agreement or the obligations of LKA in respect thereof;

(i)

all expenditures incurred by Richmont in connection with the exploration plan attached as Schedule "E" (the "Exploration Plan"); and

(j)

all expenditures incurred by Richmont in connection with water management and permit compliance work for the 6th level of the Mine.

3.4

During the Initial Commitment Period, Richmont shall have complete discretion as to the manner in which Option Expenditures are incurred within the Property, and LKA shall grant access to the Property to Richmont and its agents for the purpose of allowing Richmont to complete such Option Expenditures and pursue the Exploration Plan. Richmont must expend US$3,000,000 during the Initial Commitment Period (the "Initial Commitment") to fund Option Expenditures with the objective of pursuing the Exploration Plan and advancing the project towards commercial production. If Richmont fails to complete the Initial Commitment in full before the Post-Exploration Signing Date or if Richmont relinquishes its interest in this Letter Agreement prior to the Post-Exploration Signing Date without having completed the Initial Commitment, the shortfall will be paid in cash to LKA within 30 days of the Post-Exploration Signing Date or the date of relinquishment, as applicable.

3.5

Upon completion of the funding required for the Initial Commitment, Richmont will have the right, but not the obligation to invest a further US$3,000,000 (the "Second Commitment") in Option Expenditures. The right will be exercisable at any time prior to expiry of the Initial Commitment Period by Richmont giving notice to LKA that it intends to proceed with the Second Commitment. In the event Richmont gives such notice, it must expend the full amount of the Second Commitment within eight months of the expiry of the Initial Commitment Period (the "Second Commitment Period"). If Richmont fails to complete the Second Commitment in full before the expiry of the Second Commitment Period or if Richmont relinquishes its interest in this Letter Agreement prior to such expiry without having completed the Second Commitment, the shortfall will be paid in cash to LKA within 30 days of the expiry of the Second Commitment Period or the date of relinquishment, as applicable.

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3.6

Upon completion of the funding required for the Second Commitment, Richmont will have the right, but not the obligation to invest a further US$6,000,000 (the "Third Commitment") in Option Expenditures. The right will be exercisable at any time prior to expiry of the Second Commitment Period by Richmont giving notice to LKA that it intends to proceed with the Third Commitment. In the event Richmont gives such notice, it must expend the full amount of the Third Commitment within 24 months (the "Third Commitment Period") of the expiry of the Second Commitment Period, provided however that the Third Commitment Period shall be reduced to 18 months if (i) all regulatory approvals, permits and licenses necessary for the development of an access drift at the 16th level of the Mine shall have been obtained prior to the date that is 90 days after the Post-Exploration Signing Date, and (ii) LKA and Richmont shall have agreed prior to the end of the Second Commitment Period to amend the Mine Plan referred to in section 7.4 to provide for such development. If Richmont is unable to complete expenditure of the Third Commitment totaling US$6,000,000 on or before the expiry of the Third Commitment Period, Richmont may nonetheless maintain the Option and its rights under the OJV Agreement by paying LKA the difference between US$6,000,000 and the amount actually spent by Richmont prior to the end of the Third Commitment Period.

3.7

Upon Richmont's written notification to LKA no later than 30 days after the completion of the Third Commitment Period that the Third Commitment has been timely completed, Richmont shall be deemed to have exercised the Option and title to the 50% Interest shall be automatically vested in Richmont (subject to divestment if the Final Commitment (as defined below) is not completed). The Deed and Assignment referred to in section 4.1(i) will promptly be delivered to Richmont from the escrow established pursuant to section 4.1(i).

3.8

Upon completion of the funding required for the Third Commitment, Richmont will have the right, but not the obligation to invest a further US$6,000,000 (the "Final Commitment") in Option Expenditures. The right will be exercisable at any time prior to expiry of the Third Commitment Period by Richmont giving notice to LKA that it intends to proceed with the Final Commitment. In the event Richmont gives such notice, it must expend the full amount of the Final Commitment within 24 months (the "Final Commitment Period") of the expiry of the Third Commitment Period. If Richmont is unable to complete expenditure of the Final Commitment totaling US$6,000,000 on or before the expiry of the Final Commitment Period, Richmont may nonetheless maintain the Option and its rights under the OJV Agreement by paying LKA the difference between US$6,000,000 and the amount actually spent by Richmont prior to the end of the Final Commitment Period.

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3.9

Subject to section 3.10, in the event Richmont fails to fund the Initial Commitment, the Second Commitment, the Third Commitment or the Final Commitment within the associated Commitment Period, its interest in the Option, the OJV Agreement and the Properties will be immediately forfeited, and Richmont will promptly deliver to LKA all data, files, reports and information relating to the Mine, withdraw from the Property and relinquish ongoing operations on the Property to LKA. The Deed of Relinquishment referred to in section 4.1(i) will promptly be delivered to LKA from the escrow established pursuant to section 4.1(i).

3.10

If a force majeure event, including without limitation the unavailability of appropriate skilled people or drilling equipment, prevents Richmont from funding the Option Expenditures contemplated by Richmont for the Initial Commitment, the Second Commitment, the Third Commitment or the Final Commitment within the associated Commitment Period, such Commitment Period and all subsequent Commitment Periods shall be extended for the duration of the force majeure. Richmont's expenses relating to the Property during the force majeure shall be included as Option Expenditures.

3.11

In the event Richmont expends more on account of Option Expenditures than is required to be expended during any Commitment Period in accordance with the preceding sections, Richmont may apply the amount of any such surplus against its expenditure commitments for any future Commitment Periods.

3.12

Richmont may at any time relinquish the Option and its rights under the OJV Agreement for any reason including not having identified sufficient mineralized resource to justify, in Richmont's discretionary view, the development and construction of the infrastructure required for exploitation. If Richmont so relinquishes, or if this Letter Agreement or the OJV Agreement is otherwise terminated for any reason, Richmont shall (a) forfeit all amounts paid or spent prior to the termination, (b) make any payment then due to LKA under this Letter Agreement or the OJV Agreement (which, for greater certainty, shall not include any unfunded portions of the Third Commitment or the Final Commitment), (c) not retain any right, title, or interest in and to this Letter Agreement, the Property and related assets; (d) promptly provide to LKA an instrument suitable for recording reflecting its relinquishment of any such right, title or interest; (e) promptly provide all data and other information obtained by Richmont with respect to the Property to LKA; (f) indemnify LKA for all claims arising out of Richmont's operations on the Property prior to the date of relinquishment, provided that, with respect to any claims relating to (i) operations conducted pursuant to Article 6, (ii) closure and other obligations to the extent Richmont's operations on the Property or other activities pursuant to this Agreement have contributed to the value of the Property and (iii) environmental, health and safety or any other condition existing prior to commencement of Richmont's operations on the property or arising from Richmont's attempts to rectify any such pre-existing condition, Richmont shall only be liable for its gross negligence or wilful misconduct; and (g) refrain for a period of five years from acquiring any interest in any property within the Area of Interest. Furthermore, upon termination of the Option, the last day of each survival period for the representations and warranties contemplated by section 7.5 shall be the effective date of termination.

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3.13

Richmont will promptly provide LKA with all accounting and other data reasonably necessary for LKA to confirm all Option Expenditures incurred by Richmont and Richmont's satisfaction of the Initial Commitment, the Second Commitment, the Third Commitment and the Final Commitment.

3.14

The OJV Agrement will contain provisions allowing LKA a reasonable period of time to dispute any Option Expenditures claimed by Richmont and provide a dispute resolution mechanism in the event of any disagreement. If the Parties are unable to resolve the dispute within 30 days following the delivery of such notice by LKA to Richmont, they shall refer the dispute for resolution in accordance with the procedures set out in Article 11. In the event any Option Expenditure claimed by Richmont is subsequently disallowed, Richmont's satisfaction of any Option Commitment during any Commitment Period shall not be adversely affected, provided Richmont either pays the amount of the disallowed Option Expenditure to LKA or adds the disallowed amount to its Option Commitment for a subsequent Commitment Period.

4.

POST-EXPLORATION SIGNING DATE

4.1

On the Post-Exploration Signing Date, the following shall occur:

(a)

the Parties shall execute and deliver:

(i)

the OJV Agreement; and

(ii)

the Subscription Agreement;

(b)

Richmont will pay to LKA the consideration payable for the Subscription Shares;

(c)

LKA will issue to Richmont the Subscription Shares;

(d)

Richmont shall pay to IBK any amounts due on the Post-Exploration Signing Date on account of the Finders Fee;

(e)

Richmont will deliver to LKA an opinion of legal counsel to Richmont with respect to customary matters related to proper execution and delivery of the OJV Agreement and the Subscription Agreement and the enforceability thereof against Richmont;

(f)

LKA will deliver to Richmont an opinion of legal counsel to LKA with respect to to customary matters related to (i) proper execution and delivery of the OJV Agreement and the Subscription Agreement and the enforceability thereof against LKA; (ii) the proper issuance of the Subscription Shares in compliance with all laws; (iii) the attachment and perfection of the security interest contemplated in section 6.2; and (iv) title to the Claims and the Related Rights.

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(g)

each Party will deliver certificates of good standing, officer's certificates certifying incumbency, articles, bylaws and authorizing resolutions and such other documents as may reasonably be requested by the other Party or as are customary for similar transactions;

(h)

the Committee established pursuant to the OJV Agreement shall meet and approve the Mine Plan referred to in section 7.4;

(i)

the Parties will establish an escrow in Colorado into which LKA will deposit a deed and assignment (the "Deed and Assignment") conveying to Richmont the 50% Interest, free and clear of all liens, mortgages, deeds of trust, security interests, pledges, charges and encumbrances and rights of others (collectively, "Liens") arising by, through or under LKA, except for the rights of Au pursuant to the NSR Royalty Agreement, and into which Richmont will deposit a deed and assignment (the "Deed of Relinquishment") relinquishing and releasing to LKA the 50% Interest, free and clear of all Liens arising by, through or under Richmont. The Deed and Assignment and the Deed of Relinquishment will be accompanied by appropriate instructions directing the escrow agent to deliver both documents to LKA in the event Richmont fails to complete its spending obligations under the OJV Agreement in respect of the Option Commitment or relinquishes its interest in the Option and the OJV Agreement or to deliver to Richmont the Deed and Assignment upon completion of the Third Commitment as contemplated in section 3.6 and the Deed of Relinquishment upon completion of the Final Commitment; and

(j)

LKA shall deliver to Richmont such security agreements and other documents and instruments as are necessary to grant, and evidence the attachment and perfection of, the security interest referred to in section 6.2.

4.2

In the event the matters contemplated in section 4.1 are not completed on or before September 1, 2008, the Post-Exploration Signing Date will be extended until such matters are completed.

4.3

The Parties agree to take all such commercially reasonable actions as are necessary to complete all of the actions and deliver all of the agreements and other instruments set forth in section 4.1 on the Post-Exploration Signing Date.

5.

MANAGEMENT DURING THE OPTION PERIOD

5.1

The OJV Agreement shall provide that a management committee (the "Committee") composed of an equal number of representatives of Richmont and LKA will be formed, upon execution, to supervise the performance by Richmont of exploration, development and production programs within the Property. Richmont shall be appointed and act as the Party managing all activities (the "Manager") on or in respect of the Property under the OJV Agreement.

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5.2

The OJV Agreement shall provide that, commencing as of its execution and ending upon the exercise of the Option (the "Option Period"), Richmont, as Manager, and under the supervision of the Committee, shall have complete discretion as to the manner in which daily activities are conducted and Option Expenditures are incurred within the Property, provided that Richmont, as Manager, shall:

(a)

keep the Property free and clear of all Liens arising from the conduct of its activities other than ordinary course of business liens such as those in favour of materialmen and mechanics;

(b)

provide LKA written quarterly summary reports of activities as well as copies, in a timely manner, of drill results, metallurgical studies and any other study or report, and provide an annual report of all activities within 90 days following the end of each year of the Option Period; in addition, Richmont shall promptly notify LKA of any material incident or event;

(c)

conduct activities in a good, workmanlike and efficient manner in accordance with the Mine Plan prepared pursuant to section 7.4 and sound mining and other applicable industry standards and practices, and in accordance with the terms and provisions of the mining rights and permits attaching to the Property; and

(d)

allow LKA to obtain, at all reasonable times within normal business hours, (i) access to, and the right to inspect and copy all maps, drill logs, core tests, reports surveys, assays, analyses, technical, and other information acquired in the course of operations, in paper, or in electronic form; and (ii) the right to inspect, at its sole risk and expense and subject to reasonable safety regulations, the Lower Mine Sector, drill core and activities performed therein, as long as it does not interfere with operations.

6.

COMMERCIAL PRODUCTION DURING THE OPTION PERIOD

6.1

Richmont may commence commercial production from the Property before all of the Option Expenditures have been made. Exploration and development costs associated with such production will be included in the Option Expenditures, but all costs normally treated as cash operating costs using U.S. generally accepted accounting principles will not be included in such expenditures. Instead, all operating costs during the Option Period will be funded by Richmont and recovered by Richmont (in priority to any Joint Venture distributions) from the proceeds of production together with a financing charge equal to the sum of (a) the annual rate of interest publicly announced from time to time by Citibank N. A. as its prime rate in effect at its principal offices in New York City plus (b) 3% per annum from the date of advance to the date of recovery. Richmont and LKA will share the proceeds from such production, net of such operating and financing costs, on a 50/50 basis.

6.2

Until such time as Richmont has a vested 50% interest in the Property, LKA shall grant to Richmont a first priority perfected security interest in the Property and all proceeds therefrom to secure its obligation to pay Richmont its 50% share of proceeds pursuant to section 6.1.

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7.

REPRESENTATIONS, WARRANTIES, AND COVENANTS

7.1

In the OJV Agreement, each Party shall represent and warrant to the other that:

(a)

it is a body corporate duly incorporated and in good standing in its jurisdiction of incorporation and it is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of the OJV Agreement;

(b)

it has the capacity and authority to enter into and perform the OJV Agreement and all transactions contemplated therein and all corporate and other actions required to authorize it to enter into and perform the OJV Agreement have been properly taken;

(c)

it will not breach any other agreement, or any undertaking, security or arrangement by entering into or performing the OJV Agreement; and

(d)

the OJV Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms and the person executing the OJV Agreement on its behalf is duly authorized to do so.

7.2

LKA represents and warrants and, in the OJV Agreement, LKA shall represent and warrant, to Richmont that:

(a)

it is the sole (100%) owner of the Property free and clear of all Liens, except for the paramount title of the United States in the unpatented mining claims and except for any matters identified by LKA in Schedule A to this Letter Agreement; it has not granted any unregistered real or personal rights thereon to third parties, it is in possession of the Property and knows of no other person claiming any interest in the Property or the ground covered thereby, except for the rights of Au pursuant to the NSR Royalty Agreement; and, with respect to each of the unpatented mining claims (collectively, the "Mining Claims") to the best of LKA's actual knowledge : (i) they were properly laid out and monumented on available public domain land open to appropriation by mineral location; (ii) all required location and validation work was properly performed; (iii) location notices and certificates were timely and properly recorded and filed with appropriate governmental agencies, and all payments required in connection therewith were timely and properly made; (iv) assessment work of a nature sufficient to hold the claims has been timely and properly performed, and all claim maintenance and related fees have been timely paid as required by law in order to maintain the claims; (v) all affidavits of assessment work, evidence of payment of claim maintenance fees, and other filings required to maintain the claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies; (vi) LKA has no knowledge of conflicting claims or adverse interests in or to the Mining Claims; and (viii) the Mining Claims constitute a contiguous and compact group with no interior gaps or fractions.

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(b)

LKA has conducted all of its activities on the Property in material compliance with applicable federal, state and local laws, rules and regulations, including without limitation those pertaining to human health and safety and protection of the environment, and that to the best of LKA's actual knowledge, except for materials used, stored and disposed of in compliance with applicable laws and otherwise commonly used in the mining industry in connection with ongoing operations on the Property, the Property is free and clear of any hazardous or toxic material, pollution, or other adverse environmental conditions arising out of mining activities conducted thereon, which may give rise to any environmental liability under environmental laws and, to LKA's actual knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any hazardous substances or materials has otherwise occurred at the Property, except in compliance in all material respects with all environmental laws;

(c)

LKA is not aware of, nor has LKA received notice or other communication from any federal, state, or local governmental agency that there exists on the Property, any physical or environmental condition which constitutes a violation of any applicable federal, and state or local governmental law, regulation, or ordinance, and there are no pending or, to LKA's knowledge, threatened claims, suits, actions, proceedings or investigations with respect thereto;

(d)

Except as disclosed to Richmont in writing, LKA has obtained and is in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all governmental authorities under all environmental laws required for the operations on the Property as currently conducted, and there are no pending or, to the knowledge of LKA, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations, and LKA does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations, provided that no representation is made by LKA in section 7.2(b) to (d) in respect of the compliance by LKA with the standards established by the Mine Safety and Health Administration of the U.S. Department of Labor;

(e)

LKA has divulged or made available to Richmont all relevant material information and data known by it concerning the Property and has not knowingly omitted to disclose any material information necessary to make the information provided by it to Richmont not misleading; in particular, but without limitation, the content of Schedule "A" is accurate and complete in all material respects.

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(f)

A true, complete and accurate copy of the final Settlement Agreement entered into on August 24, 2007 between LKA and Au has been filed by LKA with the U.S. Securities and Exchange Commission on August 24, 2007 and is attached as Schedule "C". The Settlement Agreement has not been amended, supplemented or otherwise modified, and there are no other agreements, commitments or understandings between LKA and Au in respect thereof. LKA has complied with all of its obligations under the Settlement Agreement and has made all payments required to be made by it thereunder.

(g)

LKA has divulged or made available to Richmont all relevant material information and data known by it concerning the ongoing litigation between Au and Barrick Gold Corporation and has not knowingly omitted to disclose any material information concerning this litigation.

(h)

A true, complete and accurate copy of the final net smelter return royalty agreement (the "NSR Royalty Agreement") entered into on August 24, 2007 between LKA and Au is attached as Schedule "D". The NSR Royalty Agreement has not been amended, supplemented or otherwise modified, and there are no other agreements, commitments or understandings between LKA and Au in respect thereof. LKA has complied with all of its obligations under the NSR Royalty Agreement and has made all payments required to be made by it thereunder on or before the date of this Letter Agreement.

7.3

Without limitation to LKA's liability for breach of any representation and warranty given by LKA, Richmont will represent and warrant in the OJV Agreement that it has satisfactorily completed its due diligence review of the Property and is satisfied with the status of title and the condition of the Property.

7.4

A mine plan (the "Mine Plan") shall be prepared by Richmont in accordance with good mining practices and such plan shall, upon approval by the Committee in accordance with section 4.1(h), be attached to the OJV Agreement before operations are commenced on the Property. In the OJV Agreement, Richmont will covenant that it intends to carry out the Mine Plan and to use its best efforts to limit operating costs and other budgeted items to those projected in such plan. If Richmont subsequently determines that operating costs or other budgeted items contained in such plan will increase by more than 10%, Richmont will promptly advise the Committee and provide full details regarding the cost increases and Richmont's proposals for moderating, if possible, the effect of the increases.

7.5

LKA covenants and agrees not to amend, supplement, modify or waive any of the provisions of the Settlement Agreement or the NSR Royalty Agreement without Richmont's consent.

7.6

All of the representations and warranties set forth in section 7.1 shall survive the execution of the OJV Agreement and shall remain true and correct throughout the term of the OJV Agreement. The representations and warranties set forth in section 7.2 shall survive the execution of the OJV Agreement for a period of three years, other than the representation and warranty set forth in section 7.2(a), which shall survive indefinitely.

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8.

OTHER PROVISIONS OF THE OJV AGREEMENT

8.1

The OJV Agreement shall provide that upon completion of the Final Commitment, a joint venture (the "Joint Venture") has been established with an undivided 50% interest for Richmont and an undivided 50% interest for LKA. Both Parties will thereafter contribute to all costs and expenditures in accordance with their respective Interests. The Parties will share the products produced from the Property in kind or, upon election of both Parties, the proceeds from the sale of such products in accordance with their respective interests, and shall pay separately their federal and state (if any) income taxes. The Colorado severance or production tax will be paid by the Joint Venture prior to product or cash distribution to the Parties. Richmont shall remain the Manager as long as its interest is not lower than 50% and it does not default with respect to any material obligation required of it by the Joint Venture.

8.2

The OJV Agreement shall provide that any additional mineral deposit developed within the Area of Interest will also be funded by both Parties in accordance with their respective interests.

8.3

The OJV Agreement shall provide that Richmont, in its capacity as Manager, shall be entitled to determine to beneficiate all or any of the products produced from the Property using the milling and processing facilities owned by it or its affiliates so long as the overall economic case for beneficiating such products at such facilities (including with respect to recovery rates and indirect costs such as transportation) is competitive with the economic case for using any alternative third party facilities. If products produced from the Property are beneficiated using the milling and processing facilities owned by it or its affiliates Richmont or its affiliate shall be entitled to charge the Joint Venture a fee competitive with the fee an arm's length party would charge for providing similar services.

8.4

The OJV Agreement shall supersede this Letter Agreement, and shall include all necessary or appropriate provisions that are commonly used in the mining industry for option and joint venture agreements. These necessary or appropriate provisions will be based upon the Rocky Mountain Mineral Law Foundation Form 5 Agreement as supplemented and modified by the express terms of this Letter Agreement and will include, without restricting the generality of the foregoing:

(a)

the Committee's governance provisions, including a dispute resolution mechanism;

(b)

a detailed description of the Manager's rights and duties, including provisions regarding preparation and adoption of programs and budgets and for reimbursement to the Manager for its costs in accordance with industry practices, including reimbursement for any costs for home office overhead, home office personnel assigned directly to work on the Property and similar charges directly related to the Property;

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(c)

a clause of force majeure which shall, among other things, expressly allow the extension of the Option Period and any Commitment Period under force majeure circumstances and provide that Richmont's expenses during the force majeure shall be calculated as Option Expenditures;

(d)

a dilution mechanism reducing a Party's Interest if such Party elects not to fund its proportionate share of costs and expenditures or to fund a lesser contribution;

(e)

a clause whereby, upon the reduction of a Party's Interest to 15% or less, said Party shall be deemed to have withdrawn from the OJV Agreement and shall further be deemed to have assigned, conveyed and transferred its entire Interest to the other Party (the "Royalty Payor"). Upon such deemed withdrawal, the withdrawing Party (the "Royalty Holder") shall be entitled to receive a ten percent (10.0%) Net Smelter Return royalty ("NSR") from the Property (the "Royalty") to be calculated and paid as set out in Schedule "B", and shall no longer have any other right as a Party under the OJV Agreement, nor any right in and to the Property or its related Assets. The right of the Royalty Holder to receive the NSR will be set out in a recordable royalty deed which will be executed and delivered to the Royalty Holder by the Royalty Payor at the time of withdrawal;

(f)

the indemnification of the Manager by both Parties for its performance of activities, except in case of gross negligence or willful misconduct on its part;

(g)

a reciprocal right of first refusal for each Party applicable to any transfer of Interest (and of the Royalty, if applicable), provided that a transfer by a Party to an affiliate thereof shall not be subject to such right of first refusal; and

(h)

provisions similar to those set forth in Articles 5 and 6 above.

8.5

The OJV Agreement shall include provisions determining an area of interest ("Area of Interest") of five (5) miles of the outermost boundaries of the Claims and any additional property interest acquired by either Party within this area shall, at the option of the other Party, become part of the Property and subject to the provisions of the OJV Agreement. The Parties may jointly elect to expand this Area of Interest.

9.

EXPENSES

9.1

Subject to section 3.3(b), each Party hereby agrees to pay its own and all its representatives' fees and expenses incurred in connection with the preparation, negotiation, execution and delivery of this Letter Agreement, the OJV Agreement and any other agreements or documents required to consummate the Transaction.

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10.

CONFIDENTIALITY AND PUBLICITY

10.1

The terms and conditions of this Letter Agreement and of the OJV Agreement together with any other information concerning the Transaction and the Property, which may be disclosed by any Party, its directors, officers, employees, managers, consultants, agents or affiliates (collectively, a "Disclosing Party") and received by any other Party, its directors, officers, employees, managers, consultants, agents or affiliates (collectively, a "Recipient"), shall be kept strictly confidential, except that either Party may disclose such information to its bankers, lenders or potential assignees or transferees under a written confidentiality agreement. Such obligation shall not apply to any such information which:

(a)

is or becomes known to the public generally through no wrongful act of a Recipient, its directors, officers, employees, managers, agents or affiliates;

(b)

is received by a Recipient from a third party who is not, to the best of a Recipient's knowledge, under an obligation of confidentiality to the Disclosing Party;

(c)

is approved for release by written authorization of the Disclosing Party;

(d)

was in a Recipient's possession prior to the time of disclosure hereunder; or

(e)

is required to be disclosed by applicable law or order of a court of competent jurisdiction or a recognized stock exchange or government department or agency, provided that, where possible, the Party making the disclosure hereunder, give reasonable prior notice of such disclosure to the other Parties.

10.2

The provisions set forth in section 10.1 shall be binding and shall take effect from the date of execution and delivery of the Original Letter Agreement by LKA and shall be terminated and cease to have any further force or effect one (1) year following (i) the exercise or the termination of the Option, or (ii) following the termination of this Letter Agreement in the event the Parties fail to conclude the OJV Agreement.

10.3

Public announcements or reports (including press releases) by a Party of any information relating to this Letter Agreement, the Transaction and the Property (whether given to a stock exchange or otherwise) shall be made on the basis of agreed texts approved in good faith in advance of issuance by the other Party, such approval not to be unreasonably withheld. Each Party (the "Reporting Party") accordingly agrees with the other Party that it will, in advance of reporting to a stock exchange or otherwise, advise the other Party of the text of the proposed report and provide the other Party with the opportunity to make, acting reasonably, comment upon and changes to the form and content thereof before the same is issued. Such comments or changes, as the case may be, shall be communicated to the Reporting Party within a reasonable time having due regard to the urgency of the announcement but, in any event, not later than 24 hours after its communication to the other Party.

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11.

DISPUTE RESOLUTION

11.1

The Parties hereby agree that any dispute arising under or in connection with this Letter Agreement (a "Dispute") shall be subject to the informal Dispute resolution procedure set forth in this Section 11.1 and, if not resolved pursuant to this Section 11.1, shall be finally settled pursuant to the remaining provisions of this Article 11. The Party asserting the existence of a Dispute as to the interpretation of any provision of this Letter Agreement or the performance by the other Party of any of its obligations hereunder shall notify the other Party in writing of the nature of the asserted Dispute, including a reasonable summary thereof. Within seven business days after receipt of such notice, Martin Rivard (for Richmont) and Kye Abraham (for LKA), or their designated successors, shall arrange for a personal or telephone conference in which they use good faith efforts to resolve such Dispute. If those individuals are unable to resolve the Dispute within the timeframes outlined in this Section 11.1 (the "Notice Period"), either Party may notify the other that it is submitting the Dispute to arbitration; provided, however, that the Parties agree that any statement made as to the subject matter of the Dispute in any of the conferences referred to in this Section 11.1 shall not be used in any arbitration proceedings.

11.2

If a Dispute has not been resolved between the Parties during the Notice Period, then the Dispute shall be settled by final and binding arbitration conducted expeditiously in accordance with the AAA Commercial Arbitration Rules, and the Optional Rules for Emergency Measures of Protection, as then in effect (the "Rules"). In the event of a conflict between this Section 11 and the Rules, this Section 11 shall govern. The attorney-client and work product privileges will be honored in the arbitration as though the case was being determined in a Colorado court.

11.3

The arbitration shall be conducted before a panel of three independent arbitrators. Each Party shall appoint an arbitrator familiar with both the mining industry and earn-in arrangements of the nature contemplated by this Letter Agreement, within 10 days following the submission of the Dispute to arbitration as described in Section 11.1. The two arbitrators thus appointed shall select a third arbitrator. If they cannot agree upon such third arbitrator within a period of 10 days, the third arbitrator will be selected by AAA from the Large Complex Commercial Dispute Panel pursuant to Rule R-13 and shall possess an expertise in the subject matter of the Dispute. The Parties may elect by written agreement to conduct any arbitration before a single arbitrator.

11.4

The arbitration and the Parties' rights of appeal shall be governed by the Colorado Uniform Arbitration Act, Colo. Rev. Stat. §§ 13-22-201 to -228, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction. The place of arbitration shall be Denver, Colorado. The arbitrators shall determine the merits of the Dispute and render their final award in accordance with the substantive law of the State of Colorado exclusive of its conflict of law rules. The limitations on any actions will be determined under Colorado law.

11.5

The arbitrators shall permit and facilitate such discovery as they determine is appropriate in the circumstances, taking into account the needs of the Parties and the desirability of making discovery expeditious and cost-effective. Such discovery may include prehearing depositions, particularly depositions of witnesses who will not appear personally to testify, if there is a demonstrated need for such depositions. The arbitrators may issue orders to protect the confidentiality of proprietary information, trade secrets and other sensitive information disclosed in discovery.

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11.6

The following rules shall apply to the arbitration hearing:

(a)

Time limitations and schedules. The proceedings shall be conducted in an expeditious manner and, to the extent possible, with the goal of having the final award rendered within three months after the selection of the arbitrators has been completed. The panel is empowered to impose time limitations it considers reasonable for each phase of the proceeding.

(b)

Management of proceedings. The arbitrators shall actively manage the proceedings as they deem best so as to make the proceedings fair, expeditious, economical, and less burdensome than litigation. To provide for speed and efficiency, the arbitrators may:

(i)

Limit issues so as to focus on the core of the Claim;

(ii)

Limit the time allotted to each Party for presentation of its case and any rebuttal; and,

(iii)

Exclude testimony and other evidence he deems irrelevant or cumulative.

11.7

The arbitrators shall have authority to award any remedy or relief that a court of the State of Colorado could order or grant. In making monetary awards, the arbitrators are empowered to award only compensatory damages. Each Party hereby irrevocably waives any damages in excess of compensatory damages, including a waiver of any punitive or multiple damages. The arbitrators may, in their discretion, grant pre-award interest, and if so, such interest may be at commercial rates during the relevant periods. The arbitrators may, in the course of proceedings, order any provisional remedy or conservatory measure, including but not limited to attachment, specific performance, preliminary injunction or the deposit of specified security, which they consider to be necessary, just and equitable. The failure of a Party to comply with such an interim order, after due notice and opportunity to cure such noncompliance, may be treated by the arbitrators as a default and all or some of the claims or defenses of the defaulting Party may be stricken and partial or final award entered against such Party, or the arbitrators may award such lesser sanctions as they deem appropriate. A request for interim or provisional relief to a court shall not be deemed incompatible with the agreement to arbitrate or as a waiver of that agreement.

11.8

Prior to rendering their final award, the arbitrators shall submit to the Parties an unsigned draft of the proposed award (exclusive of any award of costs and attorneys fees) and each Party within three business days after receipt of such draft award, may serve on the other Party to the arbitration and file with the arbitrators: (a) a written statement outlining any claimed errors of fact, law computation or otherwise; and (b) a certification by the Party's counsel of the costs and attorneys' fees directly expended in the arbitration. Within three business days after receipt of the written statement of each Party to the arbitration, the arbitrators shall render their final award. The award shall briefly state the reasoning on which it rests.

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11.9

In the final award, the arbitrators are authorized and encouraged to award, as the arbitrators deem fair and just, to the Party deemed by the arbitrators to be the prevailing Party, that Party's costs and attorneys' fees provided that such award of costs and fees may not exceed the amount of costs and fees incurred by the losing Party in the arbitration.

11.10

All deadlines specified in this Section 11 may be extended by mutual written agreement of the Parties.

11.11

Each Party is required to continue to perform its obligations under this Letter Agreement pending final resolution of any Dispute.

11.12

The procedures specified in this Section 11 will be the sole and exclusive procedures for the resolution of Disputes between the Parties arising out of or relating to this Agreement; provided, however, that, prior to the appointment of the arbitrators, a Party may seek a preliminary injunction or other preliminary judicial relief in the state or federal courts of the State of Colorado if in the judgment of that Party such action is necessary to avoid irreparable damage or to preserve the status quo. Despite the initiation of any such judicial proceedings, the Parties will continue to participate in good faith in the procedures specified in this Section 11.

12.

GENERAL PROVISIONS

12.1

This Letter Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Neither Party shall assign its rights or delegate its obligations hereunder voluntarily or by operation of law, without the prior written consent of the other Party except that Richmont shall be entitled to assign its rights and delegate its obligations hereunder to a wholly-owned subsidiary of Richmont.

12.2

No modification or amendment to this Letter Agreement shall be valid unless made in writing and duly executed by the Parties.

12.3

This Letter Agreement contains the entire understanding of the Parties and supersedes all prior agreements and understandings between the Parties relating to the subject matter hereof.

12.4

All monetary amounts expressed in dollars in this Agreement shall be determined and payable in United States currency, unless otherwise expressly provided.

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12.5

This Letter Agreement is made under and shall be governed by and construed in accordance with the laws of the State of Colorado and the laws of USA applicable therein.

12.6

If any term, part or provision of this Letter Agreement is declared unenforceable, illegal, or in conflict with any laws to which this Letter Agreement and the Transaction are subject, such term, part or provision shall be considered severed from this Letter Agreement, the remaining portions thereof shall not be affected and this Letter Agreement shall be construed and enforced as if it did not contain that term, part or provision.

12.7

This Letter Agreement shall not be recorded, but LKA shall promptly following its execution and delivery by LKA prepare and file or record a memorandum of this Letter Agreement executed by LKA and Richmont, which memorandum will be limited to such information as is deemed necessary by Richmont to protect its rights under this Letter Agreement.

Please confirm your acceptance of the foregoing by executing and delivering this Letter Agreement by return facsimile, original to be couriered to Richmont's offices, at the following address:

Richmont Mines Inc.
110 Avenue Principale
Rouyn-Noranda, Quebec
J9K 4P2
Telephone: 819-797-2465
Fax: 819 797-0166

Attention: President